UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Protalix Bio Therapeutics Inc.

(Name of Issuer)

Common Stock, par value US$ 0.001 per Share

(Title of Class of Securities)

74365A309

(CUSIP Number)

March 18, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒  Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS
Angels Investments in Hi Tech Ltd I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,288,091 common shares

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
3,288,091 common shares

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,288,091 common shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Page 2 of 5 Pages

Item 1(a)	Name of Issuer Protalix Bio Therapeutics Inc. (the "Issuer").

Item 1(b)	Address of Issuer's Principal Executive Offices 2 Snunit Street, Science Partk POB 455 Carmiel 2161401, Israel

Item 2(a)-(b)    Name of Person Filing; Address of Principal Business Office or, if none, Residence

(a)	Angels Investments in Hi Tech Ltd. (“Angels”) C/O Marius Nacht “Reporting Person” From 42 Brandeis St. Tel Aviv 6200157, Israel

Item 2(c)	Citizenship Angels is incorporated under the laws of Israel. Marius Nacht who is sole shareholder and director of Angels is an Israeli citizen.

Item 2(d)	Title of Class of Securities Common Shares, par value NIS 0.001 per share

Item 2(e)	CUSIP Number 74365A309

Item 3	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not applicable.

Item 4	Ownership

(a)	Amount beneficially owned: 3,288,091(1)

(b)	Percent of Class: 9.9% (2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 3,288,091(1)
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 3,288,091(1)
(iv)	Shared power to dispose or to direct the disposition of :0

(1)
The number of ordinary shares set forth above includes (i) 2,816,901 common shares of Protalix Bio Therapeutics, Inc (the “Issuer”), par value $0.001 per share (“Common Shares”) and (ii) 471,190 Common Shares issuable upon the exercise of currently exercisable warrants.

(2)
All Share percentage calculation are based on (i) 32,442,636 Common Shares outstanding as of March 18, 2020, as reported by the Issuer to the reporting Persons and (ii) 471,190 Common Shares issuable upon the exercise of currently exercisable warrants, which are treated as issued and outstanding solely for the purpose of computing the percentage ownership of the Reporting Person pursuant to Rule 13d-3(d)(1)(i) under the Act.

Page 3 of 5 Pages

Item 5
Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company Not applicable.

Item 8	Identification and Classification of Members of the Group Not applicable.

Item 9	Notice of Dissolution of Group Not applicable.

Item 10
Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2020	ANGELS INVESTMENTS IN HI TECH LTD. By: /s/ Marius Nacht MARIUS NACHT Sole Shareholder

Page 5 of 5 Pages